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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-41204

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STURDIVANT & CO., INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

603 Sheppard Road
(No. and Street)

Voorhees	New Jersey	08043
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Harvey R. de Krafft	(856) 751-1331	dhekrafft@sturdivant-co.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW GROUP, LLC
(Name – if individual, state last, first, and middle name)

114 Cambridge Road	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

2/23/2010	#5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harvey R. de Krafft _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STURDIVANT & CO., INC. _____, as of March 30 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Hary R. de Kfft_____

Title: Managing Director _____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STURDIVANT & CO.

FINANCIAL STATEMENTS

DECEMBER 31, 2025

(with supplementary information)

These financial statements and supplementary information should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5

603 SHEPPARD ROAD, VOORHEES, NEW JERSEY 08043
TEL. 856.751.1331

STURDIVANT & CO., INC.

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Sturdivant & Co. Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sturdivant & Co. Inc., as of December 31, 2025, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sturdivant & Co. Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sturdivant & Co. Inc.'s management. Our responsibility is to express an opinion on Sturdivant & Co. Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sturdivant & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Sturdivant & Co. Inc.'s financial statements. The supplemental information is the responsibility of Sturdivant & Co. Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Sturdivant & Co. Inc.'s auditor since 2019.
Landenberg, Pennsylvania
March 30, 2026

P.O. Box 114● Landenberg ● Pennsylvania● 19350-0114
Phone: 610-713-8208 ● www. rwgroupllc. com

STURDIVANT & CO., INC.

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	7,420
Clearing deposit		125,582
Investment banking, commissions and other receivables, net		153,347
Prepaid expenses and other assets		13,059
Loans receivable from parent company		504,792
Property and equipment, net of accumulated depreciation		13,278
TOTAL ASSETS	$	817,478

LIABILITIES

Accounts payable and accrued expenses		85,101
Subordinated borrowings	$	700,000
Total liabilities	$	785,101

Commitments and contingencies

STOCKHOLDER'S EQUITY

Common stock, no par value:			
Authorized	1,000 shares		
Issued	594.22 shares		
Outstanding	534.86 shares		
Additional paid-in capital		$	2,945,238
Accumulated deficit			(1,262,861)
			1,682,377
Less treasury stock, at cost	59.36 shares		(1,650,000)
Total stockholder's equity			32,377
		$	817,478

These financial statements and supplementary information should be deemed
confidential pursuant to subparagraph (e)(3) of Rule 17a-5

STURDIVANT & CO., INC.

Statement of Operations
Year Ended December 31, 2025

Revenue:		
Commissions	$	557,047
Investment advisory and research fees		178,000
Fee income and interest income		2,643
Total Revenue:	$	737,690
Expenses:		
Employee and officers' compensation and related benefits		190,265
Clearing broker and floor brokerage fees		122,564
Communication and data processing		159,689
Occupancy		28,101
Interest		66,500
Other		154,993
Total Expenses:	$	722,112
Net income	$	15,578

These financial statements and supplementary information should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5

STURDIVANT & CO., INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2025

	Common Stock Shares	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholder's Equity
Balance - January 1, 2025	594.22	$ 2,945,238	$ (1,278,439)	$ (1,650,000)	$ 16,799
Contributed capital	-	0	-	-	0
Net income	-	-	15,578	-	15,578
Balance - December 31, 2025	594.22	$ 2,945,238	$ (1,262,861)	$ (1,650,000)	$ 32,377

These financial statements and supplementary information should be deemed
confidential pursuant to subparagraph (e)(3) of Rule 17a-5

STURDIVANT & CO., INC.

Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year Ended December 31, 2025

Subordinated borrowings - January 1, 2025	$ 700,000
Increase	
Increase/decrease of principal on issuance of subordinated note	-
Subordinated borrowings - December 31, 2025	**$ 700,000**

These financial statements and supplementary information should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5

STURDIVANT & CO., INC.

Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	15,578
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation		7,527
(Increase) decrease in operating assets:		
Receivable from clearing broker		(29,604)
Prepaid expenses and other assets		2,270
Increase in accounts payable and accrued expenses		20,263
Net cash provided by operating activities		16,034
Cash flows from investing activities:		
Collection of loan from parent company		6,000
Loan to parent company		(15,581)
Net cash used by investing activities		(9,581)
Net increase in cash		6,453
Cash and restricted cash at the beginning of the year		126,549
Cash and restricted cash at the end of the year	$	133,002
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	0
Cash paid for interest	$	66,500

Additional Cash Flow Information		
Operating Cash	$	83,002
Restricted Cash	$	50,000
Total	$	133,002

These financial statements and supplementary information should be deemed
confidential pursuant to subparagraph (e)(3) of Rule 17a-5

See notes to financial statements

STURDIVANT & CO., INC.

Notes to Financial Statements
December 31, 2025

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Organization and business:

Sturdivant & Co., Inc. (the "Company") is a registered broker/dealer clearing all of its customer transactions through correspondent brokers on a fully disclosed basis. In addition, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. The Company has offices located in Voorhees, New Jersey, Chicago, Illinois and Baltimore, Maryland.

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). S&D is owned by three partners. Two of those three are officers of the company and the third is a LLC owned by certain of of the company officers and employees.

[2]   Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

[3]   Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which consist primarily of generating and distributing equity research to institutions, providing investing banking services and institutional trading. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company.

Additionally, the CODM uses excess net capital (see Note G), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets at December 31, 2025.

[4]   Receivables and related party transaction:

Receivables from clearing broker represents the net commissions receivable earned as an introducing broker for the Company's customers' transactions. As of December 31, 2025, $70,130 receivable is due from one clearing firm. Receivables from an affiliate on the accompanying statement of financial condition include $82,217 from the affiliate as of December 31, 2025.

[5]   Property and equipment:

Property and equipment is stated at cost net of accumulated depreciation. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred.

STURDIVANT & CO., INC.

Notes to Financial Statements
December 31, 2025

The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Method
Furniture and Fixtures	5 Years	Straight-Line Method
Computer Equipment	5 Years	Straight-Line Method

[6] **Liabilities subordinated to claims of general creditors:**

Subordinated Loan Agreement

On May 28, 2018, the Company entered into a subordinated loan agreement with an unrelated party in the amount of $850,000, approved by the Financial Industry Regulatory Authority, Inc. ("FINRA"). On July 24, 2019, FINRA approved a partial pre-payment in the amount of $350,000. The loan matures on May 31, 2026 and bears interest at 9.5% per annum payable quarterly. On July, 29, 2020, the Company entered into a subordinated loan agreement with a related party in the amount of $200,000, approved by the Financial Industry Regulatory Authority, Inc. (FINRA).

The loan matures on July 28, 2026 and bears interest at 9.5% per annum payable quarterly. Interest expenses for the year ended December 31, 2025 was $66,500 related to this subordinated. Accounts payable and accrued expenses on the accompanying Statement of Financial Condition as of December 31, 2025 includes $61,751 of interest accrued on this debt.

[7] **Revenue from contracts with customers:**

On January 1, 2019, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers." The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements.

Significant Judgments

Revenue from contracts with customers consists of commission income and fees from investment banking fees from municipal underwritings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking – Municipal Underwriting Fees

The Company underwrites securities for governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Management Services Fees

Management services fee income is recognized periodically for administrative services provided by employees of the Company to an affiliate entity. Revenue is recognized as the services are provided by the Company and consumed by the affiliate and is based on the cost of services provided in accordance with contractual arrangements.

The Company believes that the performance obligation is satisfied at the point in time when the underlying service provided by the Company has been consumed because that is when the pricing is agreed upon and the services have been provided as agreed.

Costs to Obtain or Fulfill a Contract with a Customer

The Company records as an asset certain material costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. Immaterial costs incurred are charged to expense when incurred. As in the past, the Company has not incurred any material costs to obtain revenue contracts with its customers during the year ended December 31, 2025.

The accompanying Statement of Operations presents the Company's revenue from contracts with customers disaggregated by major business activity and other sources of revenue for the year ended December 31, 2025.

[8] Financial Instruments – Credit Loss:

In accordance with FASB ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," the ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. The Company must recognize as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. A broker- dealer's estimate of expected losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted or current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost bases is remote. For financial assets measured at amortized cost (i.e. cash), the Company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historical or expected losses.

[9]   Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[10]   Income taxes:

The Company is a corporation under the Internal Revenue Code. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

U.S. GAAP requires companies to account for income taxes by prescribing a minimum probability threshold that an uncertain tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Management believes that there are no uncertain tax positions. The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision. There was no income tax related interest and penalties record for the year ended December 31, 2025.

[11]   Treasury stock:

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statement of financial condition.

STURDIVANT & CO., INC.

Notes to Financial Statements
December 31, 2025

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2025 is as follows:

Furniture and fixtures	$ 87,598
Computer equipment	106,503
	194,101
Less accumulated depreciation	180,823
	$ 13,278

Depreciation was $7,527 for the year ended December 31, 2025.

NOTE C - SUBORDINATED BORROWINGS

Description	Principal	Interest Expense
Subordinated loan, with a unrelated party, interest at 9.5 percent, due May 31, 2026	$ 500,000	$ 47,500
Subordinated loan, with a related party, interest at 9.5 percent, due July 28, 2026	$ 200,000	$ 19,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continue compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings is $761,751 of which $700,000 is principal and $61,751 is accrued interest included in accrued expenses on the statement of financial condition.

NOTE D - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

The Company has a clearance agreement with one clearing broker. Pursuant to the agreement, the Company is required to maintain a minimum net capital of $50,000. The Company has a clearing deposit of $125,582 with this broker as of December 31, 2025 pursuant to the agreement.

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2025, there were no open underwriting commitments.

The Company's operations are headquartered in Voorhees, New Jersey. The Company has a lease agreement with its parent company, S&D. This agreement expires on September 30, 2024 with two, one year renewal options. Furthermore, the terms of the lease indicates that Sturdivant & Co. is exempt from recording the right to use asset.

STURDIVANT & CO., INC.

Notes to Financial Statements
December 31, 2025

The Company maintains an office in Chicago, Illinois and Baltimore, Maryland and operates under a yearly lease agreement.

Rent expense under all agreements was $28,101 for the year ended December 31, 2025. Scheduled future minimum lease payments as of December 31, 2025 are as follows:

Year Ending December 31	Related Party	Total
2025	$ 19,028	$ 19,028

NOTE E - OTHER EXPENSES

Other expenses are as follows for the year ended December 31, 2025:

Management Fee	$16,568
Travel and entertainment	$45,558
Professional fees	30,051
IT support	18,628
Dues and subscriptions	11,271
Regulatory fees	12,055
Other expenses	20,862
	$154,993

NOTE F - PROFIT-SHARING PLAN

Employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees who meet certain eligibility requirements. Matching contributions by the Company to the plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors. There were no matching contributions made by the Company for the year ended December 31, 2025.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $157,530 which was $107,530 in excess of its required net capital. The Company's net capital ratio was 0.32 to 1 as of December 31, 2025.

NOTE H - OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

STURDIVANT & CO., INC.

Notes to Financial Statements
December 31, 2025

At times, the Company may maintain a cash balance with a bank in excess of the FDIC insurance limit.

NOTE I - RELATED PARTY TRANSACTIONS

The total amount receivable from S&D at December 31, 2025 is $504,792 which includes $1,500 of accrued interest. Effective December 2013, S&D executed a promissory note with the Company to repay the amount owed in monthly installments of $750 of principal and interest, with the remaining balance due in a balloon payment on September 1, 2033. The note receivable accrues interest of 1% per year and is personally guaranteed by the members of S&D. Interest income on this note was $1,500 for the year ended December 31, 2025.

NOTE J - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred income taxes which include the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Accounting principles generally accepted in the United States of America allow the recognition of deferred tax assets related to the anticipated benefit of net operating loss carryforwards, subject to certain valuation allowance adjustments.

As of December 31, 2025, the Company has approximately $1,076,806 of federal net operating losses and approximately $840,726 of state net operating losses available for carryforward to future years. The carryforwards begin to expire at various dates through December 31, 2040.

A deferred tax asset of $265,205 as of December 31, 2025 has been recorded to include the tax effect of the federal and state net operating loss carryforwards for tax and financial accounting purposes. A valuation allowance of $265,205 has also been recorded in connection with this asset as the Company is uncertain as to the realization of any of the tax asset.

The deferred tax asset in the accompanying statement of financial condition consists of the following components as of December 31, 2025:

Deferred tax asset	Federal	State	Total
	$210,437	$64,010	$274,447

The valuation allowance decreased $2,104 during the year ended December 31, 2025.

NOTE K – ECONOMIC DEPENDENCY

During the year ended December 31, 2025 three customers accounted for 54% of the Company's total revenue.

NOTE L – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 30, 2026 on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

STURDIVANT & CO., INC.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
December 31, 2025

Net capital:

Total stockholder's equity	$	32,377
Subordinate return		700,000
Total capital	$	732,377

Deductions:
  Nonallowable assets:

Prepaid expenses and other assets	56,777
Loan receivable from parent company	504,792
Property and equipment, net of accumulated depreciation	13,278

Net capital	$	157,530

Aggregate indebtedness:
  Items included in statement of financial condition:

Accounts payable and accrued expenses	$	85,101
Total aggregate indebtedness		85,101
Computed minimum net capital required (6.67% of aggregate indebtedness)	$	5,673
Minimum net capital required	$	50,000
Excess net capital	$	107,530
Ratio: Aggregate indebtedness to net capital		0.54 to 1

STATEMENT RELATING TO REQUIREMENTS OF FULE 17a-5(d)(4)

There were no material differences between the computation of net capital in this report and
the corresponding computation prepared by the Company for inclusion in its Unaudited Part II
Focus Reports as of December 31, 2025.

These financial statements and supplementary information should be deemed
confidential pursuant to subparagraph (e)(3) of Rule 17a-5



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Sturdivant & Co. Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5(d)(4), in which (1) Sturdivant & Co. Inc. (the Company) identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which Sturdivant & Co. Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Sturdivant & Co. Inc. stated that Sturdivant & Co. Inc. met the exemption provisions throughout the most recent year without exception. Sturdivant & Co. Inc.

Sturdivant & Co. Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sturdivant & Co. Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Landenberg, Pennsylvania
March 30, 2026

P.O. Box 114 ● Landenberg ● Pennsylvania ● 19350-0114
Phone: 610-713-8208 ● www. rwgroupllc. com

STURDIVANT & CO., INC.

Notes to Financial Statements
December 31, 2025

Exemption Report for Year Ended December 31, 2025

Sturdivant & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3; under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Sturdivant & Co., Inc

I, Harvey R. de Krafft, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Harvey R. de Krafft_

Title: _Managing Director_

Date of Report: _3/30/26_

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